SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number _____________

NOTIFICATION OF LATE FILING

(Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-QSB   [_] Form N-SAR

               For Period Ended: May 31, 2006

     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

                For the Transition Period Ended:

     Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant: sellcell.net

514-1540 West 2nd Ave,
Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia, V6J 1H2
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

     If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a) The reasons described in reasonable detail in Part III of This form could not be eliminated without unreasonable effort or expense

[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     The Registrant hereby represents that it is unable to file its Quarterly Report on Form 10-QSB for the period ended May 31, 2006, because the Registrant’s management and independent auditor were unable to complete the review of its consolidated financial statements by July 17, 2006. The delay could not be cured without unreasonable effort or expense.  The Registrant further represents that the Form 10-QSB will be filed no later than the 5th day following the date on which the Form 10-QSB was due.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

     Sergio Almendros Pallares, President and Chief Executive Officer
     Sellcell.net
     514-1540 West 2nd Ave,
     Vancouver, British Columbia, V6J 1H2
     Telephone: 604-312-5771

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes  [_] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[_] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and  quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of the results cannot be made.

Sellcell.net has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  July 17, 2006                                                                              By:    /s/  Sergio Almendros Pallares
                                                                                                                    Sergio Almendros Pallares
                                                                                                                    Chief Executive Officer and President